United States
Securities And Exchange Commission
Washington, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
Pursuant to Section 12(b) OR 12(g) of the Securities Exchange Act of 1934
EasyLink Services International Corporation
(Exact Name of Registrant as Specified in Its Charter)

Delaware	13-3645702
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

6025 The Corners Parkway, Suite 100
Norcross, Georgia	30092
(Address of Principal Executive Offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Series F Junior Participating Preferred Stock Purchase Rights	The NASDAQ Stock Market
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates: N/A (if applicable)
Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of class)

Item 1. Description of Registrant’s Securities to be Registered.
On August 25, 2009, the board of directors of EasyLink Services International Corporation (the “Company”), a Delaware corporation, adopted a stockholder rights agreement and declared a dividend distribution of one right for each outstanding share of the Company’s class A common stock to stockholders of record at the close of business on September 8, 2009. The description and terms of the rights are set forth in a Stockholder Rights Agreement, by and between the Company and American Stock Transfer and Trust Company, LLC, as rights agent, dated as of August 25, 2009 (the “Stockholders Rights Agreement”). The board of directors of the Company also adopted resolutions on August 25, 2009 providing for the issuance of a series of preferred stock of the Company, par value $.01 per share, designated as Series F Junior Participating Preferred Stock, as set forth in a Certificate of the Powers, Designations, Preferences and Relative, Participating, Optional and Other Special Rights of the Series F Junior Participating Preferred Stock (the “Certificate of Designations”). The Certificate of Designations became effective on August 31, 2009.
The board of directors of the Company adopted the Stockholder Rights Agreement in an effort to protect stockholders from coercive or otherwise unfair takeover tactics and to preserve stockholder value by attempting to protect against a possible limitation on the Company’s ability to use its net operating loss carryforwards (the “NOLs”) and certain other tax benefits to reduce potential future U.S. federal income tax obligations. Previously, the Company had experienced substantial operating losses, and under the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated by the United States Department of the Treasury thereunder (the “related Treasury regulations”), the Company may “carry forward” these losses in certain circumstances to offset any current and future earnings and thus reduce the Company’s federal income tax liability, subject to certain requirements and restrictions. To the extent that the NOLs do not otherwise become limited, the Company believes that it will be able to carry forward a significant amount of NOLs, and therefore these NOLs could be a substantial asset to the Company. However, if the Company experiences an “ownership change,” as defined in Section 382 of the Code and the related Treasury regulations, its ability to fully utilize the NOLs and certain other tax benefits on an annual basis will be substantially limited, and the timing of the usage of the NOLs and such other benefits could be substantially delayed, which could therefore significantly impair the value of those assets.
The Stockholder Rights Agreement is intended to act as a deterrent to any person or group, together with its affiliates and associates, being or becoming the beneficial owner of 4.9% or more of the Company’s securities (such person or group is referred to as an “acquiring person”). The term “acquiring person” does not include:
•
the Company, any subsidiary of the Company, any employee benefit plan or other compensation arrangement of the Company or of any subsidiary of the Company or any entity organized, appointed or established by the Company or any subsidiary of the Company for or pursuant to the terms of any such plan or compensation arrangement;

•	any grandfathered person (as defined below);
•	any exempted person (as defined below);
•	any person or group who becomes the beneficial owner of 4.9% or more of the Company’s securities as a result of an “exempted transaction”; or
•
any person whom or which the board of directors of the Company in good faith determines has inadvertently acquired beneficial ownership of 4.9% or more of the Company’s securities, so long as such person promptly enters into, and delivers to the Company, an irrevocable commitment to divest as promptly as practicable, and thereafter divests as promptly as practicable a sufficient number of the Company’s securities so that such person would no longer be a beneficial owner of 4.9% or more of the Company’s securities.

A stockholder who together with its affiliates and associates beneficially owned 4.9% or more of the Company’s securities as of August 25, 2009 is deemed not to be an “acquiring person,” so long as such stockholder, together with all affiliates and associates of such person, does not acquire any additional shares of the Company’s securities without the prior written approval of the Company, other than pursuant to or as a result of (a) a reduction in the amount of the Company’s securities outstanding; (b) the exercise of any options, warrants, rights or similar interests to purchase the Company’s securities granted by the Company to its directors, officers and employees; (c) any unilateral grant of any of the Company’s securities by the Company or (d) any issuance of the Company’s securities by the Company or any stock dividend, stock split or similar transaction effected by the Company in which all holders of the Company’s securities are treated equally. Such a stockholder is a “grandfathered person” for purposes of the Stockholder Rights Agreement.
The board of directors of the Company may, in its sole discretion, exempt any person or group who would otherwise be an acquiring person from being deemed an acquiring person for purposes of the Stockholder Rights Agreement if it determines at any time prior to the time at which the rights are no longer redeemable that the beneficial ownership of such Person would not jeopardize, endanger or limit (in timing or amount) the availability of the Company’s NOLs and other tax benefits. Any such person or group is an “exempted person” under the Stockholder Rights Agreement. The board of directors, in its sole discretion, may subsequently make a contrary determination and such person would then become an acquiring person.
An “exempted transaction” is a transaction that the board of directors determines is an exempted transaction and, unlike the determination of an exempted person, such determination is irrevocable.
The Rights. Each right entitles its holder, under the circumstances described below, to purchase from the Company one one-thousandth (1/1000th) of a share of the Company’s Series F Junior Participating Preferred Stock at a purchase price of $13 per right, subject to adjustment. The class A common stock of the Company issued while the Stockholder Rights Agreement is in effect will be issued with rights attached.
Initially, the rights will be associated with shares of class A common stock and evidenced by class A common stock certificates, which will contain a notation incorporating the Stockholder Rights Agreement by reference, and will be transferable with and only with the underlying shares of the Company’s class A common stock. Subject to certain exceptions, the rights become exercisable and trade separately from the shares of the Company’s class A common stock only upon the “distribution date,” which occurs upon the earlier of:
•
10 days following a public announcement that a person or group of persons has become an acquiring person or such earlier date as a majority of the board of directors of the Company becomes aware of the existence of an acquiring person (the “share acquisition date”) (unless, prior to the expiration of the Company’s right to redeem the rights, such person or group is determined by the board of directors to be an “exempted person”; in which case the share acquisition date will be deemed not to have occurred); or

•
10 business days (or later date if determined by the board of directors of the Company prior to such time as any person or group becomes an acquiring person) following the commencement of a tender offer or exchange offer which, if consummated, would result in a person or group becoming an acquiring person.

Until the distribution date, the surrender for transfer of any shares of the Company’s class A common stock outstanding will also constitute the transfer of the rights associated with those shares.
As soon as practicable after the distribution date, separate certificates or book-entry statements will be mailed to holders of record of the Company’s class A common stock as of the close of business on the distribution date. From and after the distribution date, the separate rights certificates or book-entry statements alone will represent the rights. Except as otherwise provided in the Stockholder Rights Agreement, only shares of the Company’s class A common stock issued prior to the distribution date will be issued with rights.
Expiration. The rights are not exercisable until the distribution date and, unless earlier redeemed or exchanged by the Company as described below, will expire upon the earliest of:
•	the close of business on September 8, 2019;
•
the close of business on the effective date of the repeal of Section 382 of the Code or any successor statute if the board of directors of the Company determines that the Stockholder Rights Agreement is no longer necessary or desirable for the preservation of certain tax benefits;

•	the close of business on the first day of a taxable year to which the board of directors of the Company determines that certain tax benefits may not be carried forward; and
•
the close of business on the date on which the board of directors of the Company determines that the Stockholder Rights Agreement is no longer in the best interests of the Company and its stockholders.

Effects of Triggering Event. If a person or group becomes an acquiring person (a “flip-in event”), each holder of a right (other than any acquiring person, affiliates and associates of an acquiring person and certain transferees of an acquiring person, whose rights automatically become null and void) will have the right to receive, upon exercise, class A common stock of the Company having a value equal to two times the purchase price of the right. If an insufficient number of shares of the Company’s class A common stock are available for issuance, then the board of directors of the Company is required to substitute cash, property or other securities of the Company for the class A common stock of the Company. The rights may not be exercised following a flip-in event while the Company has the ability to cause the rights to be redeemed, as described below.
For example, at a purchase price of $13 per right, each right not owned by an acquiring person (or by affiliates and associates of an acquiring person or by certain transferees of an acquiring person) following a flip-in event would entitle its holder to purchase $26 worth of the Company’s class A common stock (or other consideration, as noted above) for $13. Assuming that the Company’s class A common stock had a per share value of $2.60 at that time, the holder of each valid right would be entitled to purchase ten shares of the Company’s class A common stock for $13.
Flip-Over Right. If, after an acquiring person obtains 20% or more of the Company’s class A common stock, (a) the Company merges into another entity, (b) an acquiring entity merges into the Company or (c) the Company sells more than 50% of the Company’s assets, cash flow or earning power, then each Right (other than Rights owned by an acquiring person or its affiliates or associates or certain of its transferees) will entitle the holder thereof to purchase, for the purchase price, a number of shares of common stock of the person engaging in the transaction having a then current market value of twice the purchase price.

Exchange Right. At any time after there is an acquiring person and prior to the acquisition by the acquiring person of 50% or more of the outstanding shares of the Company’s class A common stock, the Company may exchange the rights (other than rights owned by the acquiring person, affiliates and associates thereof and certain transferees thereof, which will have become void), in whole or in part, at an exchange ratio of, at its option, either (a) one share of the Company’s class A common stock, or one one-thousandth of a share of the Company’s Series F Junior Participating Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per right (subject to adjustment), or (b) that number of shares of the Company’s class A common stock obtained by dividing (i) an amount equal to (A) the aggregate market price on the date of such event of the number of shares of class A common stock to be issued upon the exercise of each right, minus (B) the purchase price of the right, by (ii) the then current market value per share of class A common stock on the earlier of (A) the date on which any person or group becomes an acquiring person or (B) the date of commencement of a tender or exchange offer by any person or group (other than a grandfathered person, an exempted person, the Company, any subsidiary of the Company, any employee benefit plan of the Company or of any subsidiary of the Company, or any person organized, appointed or established by the Company for or pursuant to the terms of any such plan), if upon consummation thereof such person or group would become an acquiring person, per right (subject to adjustment). In the event that there is not sufficient shares of the Company’s class A common stock issued but not outstanding or authorized but unissued to effect the foregoing exchange, the Company, at its sole election, may take all such actions as may be necessary to authorize additional shares of class A common stock for issuance upon exchange of the rights or, to the extent that there are insufficient shares of the Company’s class A common stock available, substitute cash, property or other securities of the Company for shares of the class A common stock of the Company.
Adjustments. The purchase price payable, and the number of shares of preferred stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution:
•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the shares of preferred stock;
•
if holders of the shares of preferred stock are granted certain rights, options or warrants to subscribe for shares of preferred stock or convertible securities at less than the current market price of the shares of preferred stock; or

•
upon the distribution to holders of shares of the preferred stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. No fractional shares of preferred stock will be issued, and, in lieu thereof, an adjustment in cash will be made based on the market price of the shares of preferred stock on the last trading day prior to the date of exercise.
Redemption. In general, the Company may redeem the rights in whole, but not in part, at a price of $0.001 per right (subject to adjustment and payable in cash, shares of the Company’s class A common stock or other consideration deemed appropriate by the board of directors of the Company) at any time until ten days following the share acquisition date. Immediately upon the action of the board of directors of the Company authorizing any redemption, the rights will terminate, and the only right of the holders of rights will be to receive the redemption price.

Stockholder Rights; Tax Effects. Until a right is exercised, its holder will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not result in the recognition of taxable income by the Company or its stockholders, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for shares of the Company’s class A common stock (or other consideration) as set forth above or in the event the rights are redeemed.
Amendment. The terms of the rights may be amended by the board of directors of the Company without the consent of the holders of the rights, including, without limitation, to extend the expiration date of the Stockholder Rights Agreement and to increase or decrease the purchase price. Once there is an acquiring person, however, no amendment can adversely affect the interests of the holders of the rights (other than the acquiring person or affiliates or associates of the acquiring person).
The form of the Certificate of Designations is attached as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 31, 2009 and is incorporated herein by reference. The form of the Stockholder Rights Agreement (including the Certificate of Designations attached as Exhibit A thereto, the Form of Rights Certificate attached as Exhibit B thereto and the Summary of Rights to Purchase Preferred Shares attached as Exhibit C thereto) is attached as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 31, 2009 and is incorporated herein by reference. The foregoing summary description of the Certificate of Designations and the Stockholder Rights Agreement are qualified in its entirety by reference to such exhibits.
Item 2. Exhibits.
3.1
Certificate of the Powers, Designations, Preferences and Relative, Participating, Optional and Other Special Rights of the Series F Junior Participating Preferred Stock of EasyLink Services International Corporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 31, 2009).

4.1
Stockholder Rights Agreement, dated as of August 25, 2009, between EasyLink Services International Corporation and American Stock Transfer and Trust Company, LLC, as rights agent, which includes the Form of the Certificate of Designations of the Series F Junior Participating Preferred Stock attached as Exhibit A thereto, the Form of Rights Certificate attached as Exhibit B thereto, and the Summary of Rights to Purchase Preferred Shares attached as Exhibit C thereto (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 31, 2009).

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

EasyLink Services International Corporation (Registrant)
By:	/s/ Glen E. Shipley
Glen E. Shipley
Chief Financial Officer

Dated: August 31, 2009

EXHIBIT INDEX

Exhibit Number	Description

3.1
Certificate of the Powers, Designations, Preferences and Relative, Participating, Optional and Other Special Rights of the Series F Junior Participating Preferred Stock of EasyLink Services International Corporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 31, 2009).

4.1
Stockholder Rights Agreement, dated as of August 25, 2009, between EasyLink Services International Corporation and American Stock Transfer and Trust Company, LLC, as rights agent, which includes the Form of the Certificate of Designations of the Series F Junior Participating Preferred Stock attached as Exhibit A thereto, the Form of Rights Certificate attached as Exhibit B thereto, and the Summary of Rights to Purchase Preferred Shares attached as Exhibit C thereto (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 31, 2009).